Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of PaxMedica, Inc. (the “Company”) on Form S-1 of our report dated March 11, 2024, which includes an explanatory paragraph to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Company as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

October 3, 2024